WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2020

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World First Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 Fifth Avenue, Suite 313
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. DesLonde (212) 584-4139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James C. DesLonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World First Financial Services Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jason Francois
Notary Public
State of Florida
My Commission Expires 06/17/2024
Commission No. HH 11751

Signature

President-CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. (the "Company") as of September 30, 2020, the related statements of income, changes in stockholders' equity, cash flows, and changes in subordinated liabilities for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
November 24, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2020

ASSETS

Cash	$	656,079
Securities owned - trading		640,507
Secured demand collateral agreements		500,000
Receivable from clearing broker		215,528
Accrued interest receivable		3,197
Prepaid expenses		7,116
Other assets		12,185
Total Assets	$	2,034,612

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	640,507
Accounts payable and other accrued expenses		731,874
Subordinated borrowings		500,000
Loan payable		55,002
Total Liabilities		1,927,383
STOCKHOLDERS' EQUITY		
Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding		7,787
Additional paid-in capital		180,216
Accumulated deficit		(78,274)
		109,729
Less: Treasury stock 10 shares, at cost		(2,500)
Total Stockholders' Equity		107,229
Total Liabilities and Stockholders' Equity	$	2,034,612

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year Ended September 30, 2020

REVENUES:	
Trading profit	$ 1,286,010
Commissions	440,365
Interest and ancillary charges	263,711
Total Revenues	1,990,086
EXPENSES:	
Employee compensation and benefits	1,467,843
Floor brokerage, exchange and clearance fees	119,659
Technology and communications	7,660
Interest and dividends	35,000
Professional fees	38,125
Occupancy and equipment	114,912
Other expenses	166,376
Total Operating Expenses	1,949,575
INCOME BEFORE PROVISION FOR INCOME TAXES	40,511
PROVISION FOR INCOME TAXES	(17,376)
NET INCOME	$ 23,135

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended September 30, 2020

	Total Equity	Common		Paid in Capital	Accumulated Deficit	Treasury Stock
		Shares	Stock			
Balance, Beginning of year	$ 84,094	990	$ 7,787	$ 180,216	$ (101,409)	$ (2,500)
Net income	23,135	-	-	-	23,135	-
Balance, End of year	$ 107,229	990	$ 7,787	$ 180,216	$ (78,274)	$ (2,500)

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year Ended September 30, 2020

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 23,135
Changes in operating assets and liabilities:	
Securities owned	934,769
Commission receivable	(122,590)
Accrued interest receivable	(1,127)
Other assets	(3,240)
Prepaid expenses	(4,221)
Due to clearing broker	(934,769)
Accounts payable and other accrued expenses	233,568
Net Cash provided by (used in) operating activities	125,525
Net Cash provided by (used in) in investing activities	
Cash flow from financing activities:	
Proceeds from loan payable	
Net Cash provided by (used in) financing activities	55,002
Net Increase in Cash	180,527
CASH:	
Beginning of year	475,552
End of year	$ 656,079

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:	
Taxes	$ 16,648
Interest	$ 35,000

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended September 30, 2020

Subordinated borrowings - Beginning of year	$	500,000
Increase		-
Decrease		-
Subordinated borrowings - End of year	$	500,000

NOTE 1 - ORGANIZATION:

Organization:
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Securities owned consist primarily of State of Connecticut, State of New Jersey and State of Pennsylvania municipal bonds. Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:
Securities received as collateral consist primarily of municipal bonds are pledged as assets to secure the Company's demand notes.

Leases:
The company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash Held at Clearing Broker:
The cash balances held at the Clearing Broker are carried as cash on the Statement of Financial Condition. As of September 30, 2020, the cash held at the clearing broker amounted to $568,404. Included in that cash balance held at the Clearing Broker is the clearing deposit of $252,628.

Fair Value Measurements:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Receivable from Clearing Broker:

The Company's receivable from clearing broker is recorded at amounts billed to customers and is presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. At September 30, 2020, no allowance is deemed necessary by management.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined by the use of the first-in, first-out (FIFO) method.

The Company receives commission income from customers for agency/principal transactions. Commission income is recorded when earned.

Interest and ancillary charges are recorded when earned on a monthly basis. This revenue is based on the amount of money under management at the third-party broker dealer (Wells Fargo Clearing LLC).

Income Taxes:

The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2020, no significant income tax uncertainties have been included in the Company's statement of financial

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. The Company files Federal and state income returns. The statute of limitations for these jurisdictions if generally three to four years. The company had no returns under examination as of September 30, 2020.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2020, through the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - SECURITIES OWNED:

At September 30, 2020, marketable securities owned and held in the principal trading account of the Company consisted of State and Municipal Obligations in the amount of $640,506.

Owned:	State of Connecticut	85.90%
	State of Jersey	7.70%
	State of Pennsylvania	6.40%

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Note 4 - FAIR VALUE OF SECURITIES: (Continued)

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2020

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	-	$640,506	-	-	$640,506

State and municipal obligations are valued at the most recent transaction price to period end.

NOTE 5 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.

The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $111,355 for the year ended September 30, 2020.

At September 30, 2020, the amount due to the Clearing Broker was $640,506. All amounts due to the Clearing Broker are collateralized by the cash and marketable securities owned by the Company and the receivable from the Clearing Broker.

NOTE 6 - PROVISION FOR INCOME TAXES:

At September 30, 2020, the provision for income taxes consist of the following:

CURRENT:	
Federal	$ 9,445
State/City	7,931
	$17,376

NOTE 6 - PROVISION FOR INCOME TAXES: (Continued)

The Company has a net operating loss carry forward for $289,429 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $407,631 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A 100% valuation allowance has been recorded in the amount of $124,289 due to the limitation of usage as result of change in ownership.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

The Company leased office space from a non-related third party is $1,642 per month. This commitment is on a month to month basis cancellable on 30 days notice.

The Company is engaged in various trading and brokerage activities in which counter-parties primary include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At September 30, 2020, and at various times throughout the year, the Company maintained balances at financial institutions, which may exceed insured limits.

NOTE 8 - SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS:

The Company has four secured demand notes and corresponding subordinated loan agreements. Two of the $125,000 secured demand notes and subordinated loan agreements with the president of the Company bear interest at 7% per annum and are due July 12, 2021 and August 22, 2022, respectively. The remaining two secured demand notes and subordinated loan agreements, each for $125,000 are due to an indirect stockholder and director of the Company, which bear interest at 7% per annum and are due July 12, 2021 and August 11, 2022, respectively. These secured demand notes are collateralized by $165,516, $151,324, $151,500 and $152,199, respectively, in cash, sweeps and investment grade municipal bonds, which are valued at $155,912, $146,350, $151,500 and $149,987, respectively, net of haircuts at September 30, 2020.

The secured demand notes and subordinated borrowings are covered in equity agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to prior payment or provision for payment in full of all valid claims of all other creditors of the Company whose claims are not similarly subordinated.

NOTE 8-SECURED DEMAND NOTES ANDSUBORDINATED BORROWINGS: (Continued)

Interest accrued on the loans at September 30, 2030, is $8,744 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,000 for the year ended September 30, 2020.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2020, the Company had net capital of $549,632 which was $449,632 in excess of its minimum dollar net capital requirement of $100,000 and the ratio of 1.43 to 1.

The Company's original FINRA Focus filing on October 9, 2020 reflected a net capital of $550,144 which was $450,144 in excess of its minimum dollar net capital requirement of $100,000. The Company's amended FINRA Focus filing on November 17, 2020 reflected the aforementioned stated net capital of $549,632 which was $449,632 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2020, the Company was in compliance with all minimum net capital requirements.

NOTE 10 - SBA LOAN (PPP) UNDER THE CARES ACT OF 2020

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 1, 2020 and received the loan proceeds of $55,002 on May 1, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. As of September 30, 2020, the loan amounted to $55,002 and is included as loan payable on the statement of financial condition.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with May 1, 2020.

The firm submitted an application to the SBA for forgiveness of the entire loan amount on November 7, 2020.

NOTE 11 - RELATED PARTIES:

At September 30, 2020, the Company had a relationship with a non-registered third party investment trading company. This investment trading company is an independent company that specifically proprietarily trades the U.S. Equity Markets on a for profit basis. They have no public customer accounts.

At September 30, 2020, the Company owed this trading company $20,000, for services rendered, which is included in accounts payable and other accrued expenses in the statement of financial condition.

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES & EXCHANGE COMMISSION SEPTEMBER 30, 2020

NET CAPITAL:	
Total Stockholders' Equity qualified for net capital	$107,229
Additions:	
Subordinated borrowing allowable in computation of net capital	$500,000
Total Capital and allowable subordinated liabilities	$607,229
Deductions and charges:	
Non-allowable assets	($19,301)
Net Capital Before Haircuts on Securities Position	$587,928
Haircuts on securities:	
Haircuts on securities owned	($38,296)
Undue concentration haircut	
NET CAPITAL	$549,632
AGGREGATE INDEBTEDNESS:	
Items included in statements of financial condition:	
Accounts payable, other accrued expenses, deferred taxes	$786,877
TOTAL AGGREGATE INDEBTEDNESS	$786,877
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Net capital requirment	$100,000
Excess net capital	$449,632
Ratio: aggregate indebtedness to net capital	1.43 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIAof Form X-17A-5 as of September 30, 2020	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$550,144
NET CAPITAL PER ABOVE	$549,632

Note: The Company's original Focus filing on October 9, 2020 reflected a new capital of $550,144 which was $450,144 in excess of its minimum dollar requirement of $100,000. The Company's amended Focus filing of November 17, 2020 reflected the aforementioned stated net capital of $549,632 which was $449,632 in excess of its minimum dollar net capital requirement of $100,000.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the year ended September 30, 2020 without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 24, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

World First Financial Services, Inc.
246 Fifth Avenue, Suite 313, New York, New York 10001

Assertions Regarding Exemption Provisions

We, as members of management of World First Financial Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the fiscal year ended September 30, 2020.

World First Financial Services, Inc.

By:

(James Deslonde, President)

212-584-4139 (t) 646-380-8891 (f)
info@worldfinancial.net
Member FINRA MSRB SIPC

World First Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of World First Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World First Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. World First Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World First Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World First Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 24, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 9/30/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20392 FINRA SEP
WORLD FIRST FINANCIAL SERVICES INC
246 5TH AVE STE 313
NEW YORK, NY 10001-7603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James DeLonde 212.584.4135

2. A. General Assessment (item 2e from page 2) $ 2782
   B. Less payment made with SIPC-6 filed (exclude interest) (1018)
      05/16/2020
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1764
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1764
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
      Total (must be same as F above) $______
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WorldFirst Financial Services Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President - CEO
(Title)

Dated the 24th day of October, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2019**
and ending **9/30/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1990086
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	111354
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 23845	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		23845
Total deductions		135199
2d. SIPC Net Operating Revenues		$ 1854887
2e. General Assessment @ .0015		$ 2782

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